November 15, 2005




Mr. Gerry Racicot
President and Chief Executive Officer
Eiger Technology, Inc.
330 Bay Street, Suite 602
Toronto, Ontario M5H 2S8


Re:	Eiger Technology, Inc.
      Form 20-F/A for Fiscal Year Ended September 30, 2004
	Filed May 3, 2005
	File No. 0-29320


Dear Mr. Racicot:

	We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.


								Sincerely,



								Larry Spirgel
								Assistant Director